Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Chicago Mercantile Exchange Holdings Inc. of our report dated February 2, 2004, included in the 2003 Annual Report to Shareholders of Chicago Mercantile Exchange Holdings Inc.

Our audits also included the financial statement schedules of Chicago Mercantile Exchange Holdings Inc. listed in Item 15(a). These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Chicago, Illinois

February 2, 2004